KENILWORTH FUND, INC.
                               21 S. Clark Street
                                   Suite 2594
                                Chicago, IL 60603






                                  ANNUAL REPORT
                                December 31, 2001

Dear Fellow Shareholders,


The net asset value of our Fund ended 2001 at $18.86. There was no income and/or capital gains distribution made by the Fund this year. Hence, no tax liability was incurred by Kenilworth Fund shareholders as a result of holding Fund shares during the year 2001. Those shareholders who redeemed their Fund shares may owe taxes if they realized capital gains on the redemption of their shares.

Our Fund registered a whopping 26.16% decline during the year as against a decline of 11.87% for the S&P 500 Index and a decline of 21.90% for the technology heavy NASDAQ Index and 5.43% for the Dow Jones Industrial Average. This is the second year in succession all the major market indices declined just as our Fund did. The average Large Cap Growth Fund declined by 22.95%.

We continue to keep a tight control on expenses as witnessed by our Fund's total expense ratio of 1.45% for the year 2001. The Fund's expense ratio has fallen from 1.70% since inception to the current 1.45%.

We sincerely thank you for your continued support.

Ms. Mohini C. Pai, President
Ms. Savitri P. Pai, Secretary/Treasurer




Portfolio Manager: The Fund's portfolio manager, Mr. B. Padmanabha Pai, founded Institutional Portfolio Services Ltd., an investment advisory organization. He has been managing pension funds, personal trusts, university endowments in the past, and funds for wealthy individuals for the last thirty-three years. Prior to portfolio management he taught investment theory at the university level.

                    INVESTMENT PERSPECTIVE - JANUARY 15, 2001
                          DJIA: 10,021.50 (12/31/2001)
                               S & P 500: 1,148.08
Review of 2001

Most of the major equity averages fell during the year as they did in the previous year. The S&P 500 Index (with dividends) declined by 11.87%, the technology heavy NASDAQ Index declined by 21.10% and Dow Jones Industrial Average by 5.43%. Large Cap Growth Funds declined by 22.95%, Large Cap Core by 13.76%. Science and Technology Funds by 37.55% and the worst performance was that of Telecommunications Funds by 39.22%. Our own Fund with mostly large cap growth stocks fell by 26.16%.

These two years were the worst for most of the averages in the last 27 years since 1973-74. In fact the Wilshire 5000 Index which measures the value of all US Stocks bottomed on September 21, 2001 at $10.24 trillion from its high of $16.96 trillion on March 24, 2000, a catastrophic 39.6% decline.

As we entered 2001, we were hopeful that the Federal Reserve's aggressive and sudden interest rate cutting moves, lower oil prices (from over $30.00 to around $20.00 a barrel), and falling mortgage rates would stimulate the economy in the second half of 2001. In the section, "Outlook for 2001" in our Fund's 2000 Annual Report we said: "Corporate profits, after rising over 20% in the first quarter of 2000, started decelerating sharply, leading to only a 5% increase in the final quarter.... The capital spending boom came to a screeching halt.... We believe the inventory accumulation in the auto and tech sector will be liquidated during the first half of this year (2001). However, with another 50 basis points reduction in interest rates by the Fed. economic growth will pick up from flat to zero in the first half to a likely 3% in the second. Corporate profits may similarly register a gain only in the second half at a 5 to 8% rise". However, after a couple of months into the year we saw the coming of the 2001 recession. Then six months later in our Semi-Annual Report dated June 30, 2001, we stated: "We are very disappointed that neither we nor anyone else (including the Federal Reserve) anticipated the speed and steepness of this decline since last July (2000)."

Indeed, all of the major brokerage house strategists and pundits turned out to be so wrong as none of them saw the recession coming or corporate profits falling by 17% in 2001. All of us had hoped that the Federal Reserve would succeed in skirting the recession. But, the overcapacity created in telecom and technology in the previous three years and the severity of the manufacturing recession that began in 2000 was generally underestimated by analysts. Industrial production fell 6.4% in 2001, the largest drop since 1974; the capacity utilization rate fell 5.8%, the largest such decline since 1982. Unemployment jumped from 4% in 2000 to 5.8% and will continue to rise before the recovery begins in early spring, or no later than the second half of 2002. CPI (Consumer Price Index) rose 1.6% in 2001 as against the 3.4% in 2000 and 2.7% in 1999. With subdued inflation the Federal Reserve cut interest rates 11 times to a historic low of 1.75% on the Fed Funds rate.

Thus, even as the economy was sliding into a severe downturn at the beginning of the third quarter, the US witnessed the horrific and ghastly tragedy caused by the terrorist attacks on September 11. The economy then came to a standstill. But, the determined and resolute nation fought back with all its might against the worldwide network of the terrorists. The real Gross Domestic Product having declined by 0.35% in the third quarter, may have fallen by 1 to 2% in the final quarter of 2001.

Outlook for 2002: We believe that the recession will end in this quarter. The rise of leading economic indicators three months in a row, declining claims for State unemployment insurance benefits, greater consumer confidence levels, continuing Federal Reserve pump priming, i.e. injecting liquidity and credit, lower marginal tax rates, sizeable increases in the production of computers and office equipment, semiconductors and motor vehicle parts all suggest that the recession may have already ended. The worst is now definitely over on the economic front.

We think the recovery has already begun. Corporate profits will start to show positive surprises particularly in the second half of the year. Thus we remain upbeat about prospects for the stock markets in the year ahead.

Kenilworth Fund, Inc.,: In our Annual Report for December 31, 2000, we said "Given our concern for tax efficiency we wanted to postpone the liquidation of more significant amounts of these, our largest technology holdings, to the first quarter", of 2001. As we pointed out in our semiannual report in July 2001, we had liquidated considerable amounts of tech and telecom holdings and diversified into financial holdings such as Household International, J. P. Morgan, housing stocks such as Lennar, utility equities such as Dominion Resources, Duke Power and later Calpine, air-transport such as Boeing and conglomerate Tyco International.

However, as the economy was further sliding into recession we continued to liquidate large amounts of stocks in the third quarter, believing then that economic recovery will be postponed to the first or second quarter of 2002 instead of the final months of 2001 (as we forecast in our annual and subsequent reports to you, because of aggressive rate cuts by the Federal Reserve, tax rebates and marginal tax reduction). But, then came the unimaginable ghastly atrocities of September 11, and the anthrax and other biological weapon threats. Our net asset value which began the year at $25.42, went into a free fall to $15.97 on September 21, 2001. We started buying on September 24, believing that the United States will prevail. The markets staged a powerful rally of 20% for DJIA and S&P 500 and 40% for the NASDAQ. Our own Fund staged nearly a 23% gain since the low in late September.

However, Enron's bankruptcy ensued soon after and some of the utility stocks we bought had some exposure to Enron. Calpine, a producer of modern electric power plants which we had bought after the California energy crisis subsided and the stock had fallen to attractive levels post 9/11 was particularly hit by association with Enron. And as revelations of "off balance sheet transactions" through special purpose entities and partnerships, with severe conflict of interest issues and auditor malfeasance became known, the credibility of US corporate governance and reliability of corporate balance sheets has been called into question. These are extremely serious issues, as transparency and reliability of financial numbers is the sine-quo-non of thriving capital markets. Very many of the large stocks such as Tyco, GE, Household International, AIG, J.P. Morgan and Citigroup all came under pressure in late December. Our Fund's NAV, closed the year at $18.86 for a 26.16% decline. We will be very cautious until mid- spring waiting for more substantial signs of economic recovery. This recovery will be sustainable only if there is a resurgence of final demand by consumers and business investment demand. Finally, the necessary growth in corporate profits, which we expect during the second half of the year, will provide a firmer underpinning for the relatively high current market levels. In this very uncertain economic and world political environment, we expect only a modest gain in equity averages and hence for our Fund NAV for the year 2002.

B. Padmanabha Pai,  President
Institutional Portfolio Services, Ltd.

Performance: This graph shows the growth of a $10,000 investment in your Fund and compares it to the S&P 500 index. For the period beginning July 1, 1993 and ending December 31, 2001 your investment in the Fund would be $20,494 as compared to a theoretical investment in the S&P 500 which would have grown to $30,094. This performance includes the reinvestment of dividends.

 {GRAPH}

  Cumulative Total Returns
  Periods ended December 31, 2001

                              Past 1 Year  Past 5 Years   Life of Fund
  Kenilworth Fund, Inc.          -26.16%       26.92%     104.96%
  S&P 500 Index                  -11.87%       66.26%     200.10%

     Cumulative total returns reflect the Fund's actual performance over a set period. The Fund began operations on July 1, 1993.

  Average Annual Returns
  Periods ended December 31, 2001

                              Past 1 Year  Past 5 Years   Life of Fund
  Kenilworth Fund, Inc.          -26.16%        4.88%       8.81%
  S&P 500 Index                  -11.87%       10.70%      13.81%

     Average annual returns take the Fund's cumulative returns and show you what would have happened if the Fund had performed at a constant rate each year. Total returns and yields are based on past results and are not indicative of future performance.

                              KENILWORTH FUND, INC.
                             STATEMENT OF NET ASSETS
                                December 31, 2001


                       Market
  COMMON STOCKS             97.94%a             Shares             Value

  Banks                      14.75%
      Citigroup, Inc.                           25,000             1,262,000
      J.P. Morgan Chase & Co.                    5,000               181,750
      Wells Fargo & Co.                          4,000               173,800

  Computer-Semiconductor      9.90%
      Intel Corp.                               15,000              471,750
      Applied Materials, Inc.*                  11,000
441,100
      Texas Instruments                          3,500               98,000
      Motorola, Inc.                             5,000               75,100

  Computer Software          10.96%
      Oracle Systems, Inc.*                     15,000              207,150
      Intuit, Inc.*                             10,000              427,800
      Cisco Systems*                             5,000               90,550
      Adobe Systems                              1,000               31,050
      Veritas Software*                          7,000              313,810
      Microsoft*                                 2,000              132,500

  Computer Systems            2.56%
      Hewlett-Packard                            5,000              102,700
      EMC Corporation*                           5,000               67,200
      McData Corp. Class A*                      4,509              110,470

  Drugs                      13.34%
      Merck & Co.                                8,000              470,400
      Bristol-Myers Squibb                       9,500              484,500
      Pfizer, Inc.                              10,500              418,425
      Schering-Plough                            2,500               89,525

  Electrical Equipment        8.41%
      General Electric                          12,000              480,960
      Tyco International Ltd.                    7,500              441,750

  Finance                    14.27%
      Federal National Mortgage                  7,000              556,500
      Federal Home Loan Mortgage                11,000              719,400
      Household International, Inc.              5,000              289,700

  Home Building               2.13%
      Lennar Corp.                               5,000              234,100

  Health Care                 1.08%
      Johnson and Johnson                        2,000              118,200

                              KENILWORTH FUND, INC.
                             STATEMENT OF NET ASSETS
                                December 31, 2001
        Market
  COMMON STOCKS                                 Shares             Value

  Insurance                   7.24%
      American International Group              10,000              794,000

  Media                       1.38%
      America Online*                            3,000               96,300
      General Motors Class H*                    3,564               55,064

  Medical Instruments           2.52%
      Agilent Technologies*                      6,500              185,315
      Zimmer Holdings, Inc.                      3,000               91,620

  Natural Gas                 1.26%
      Questar                                    5,500              137,775

  Oils                        1.44%
      Frontier Oil                               9,500              158,080

  Telecommunications          2.88%
      ADC Telecommunication*                    27,000              124,200
      Adtran, Inc.*                              3,600               91,872
      Ciena Corp.*                               7,000              100,170

  Utility Gas & Electric      2.23%
      Dominion Resources                         1,500               90,150
      Duke Energy                                3,500              137,410
      Calpine, Inc.                              1,000               16,790

  Utilities-Telephone         1.59%
      A.T.&T.                                    6,000              108,840
      A.T.&T. Wireless                           4,529               65,082

    Total Investments        97.94%                           10,742,858
         (Cost $6,830,063)

  CASH AND RECEIVABLES
    NET OF LIABILITIES        2.06%                              226,094

  TOTAL NET ASSETS             100%                          $10,968,952

  NET ASSET VALUE PER SHARE                                       $18.86
  (based on 581,657 shares of capital outstanding)
    a Percentages for various classifications relate to total net assets.
    *Non-income producing security.
  The accompanying notes are an integral part of these financial statements.


                              KENILWORTH FUND, INC.
                             STATEMENT OF OPERATIONS



                                                            Year Ended

     INVESTMENT INCOME                               December 31, 2001

   INCOME:
          Dividends                                           $103,902
            Interest                                            18,998

              Total Income                                     122,900


   EXPENSES:
          Investment Advisory Fees                             120,576
          Administrative and Management Fees                    40,000
          Registration Fees                                      2,452
          Auditing                                               6,700


          Insurance                                              1,828
          Dues and Subscriptions                                 1,957
          Other Expenses                                         1,877
              Total Expenses                                   175,390


     NET INVESTMENT LOSS:                                       (52,490)


     NET REALIZED LOSS ON INVESTMENTS                          (153,144)


     NET DECREASE IN UNREALIZED DEPRECIATION
         ON INVESTMENTS                                      (3,748,517)


     NET REALIZED LOSS AND UNREALIZED DEPRECIATION
          ON INVESTMENTS                                    (3,901,661)


     NET DECREASE IN NET ASSETS FROM OPERATIONS            ($3,954,151)




  The accompanying notes are an integral part of these financial statements.

                          KENILWORTH  FUND, INC.
                   STATEMENT  OF CHANGES  IN NET ASSETS


                                                Year Ended   Year Ended
  OPERATIONS:                            December 31, 2001   December 31, 2000


          Net Investment Loss                     ($52,490)     ($116,623)
  Net Realized Loss on Investments                 (153,144)       (25,204)
  Net Decrease in Unrealized
    Depreciation on Investments                  (3,748,517)    (1,160,491)
          Decrease in Net Assets from Operations (3,954,151)    (1,302,318)


  DISTRIBUTIONS To SHAREHOLDERS:

   Distributions from Net Investment Income          ---            ---
   Distributions from Net Realized
      Gains on Investments                           ---            ---
       Decrease in Net Assets resulting
              from Distributions                     ---            ---


  CAPITAL  SHARE TRANSACTIONS:

   Proceeds From Shares Issued
      (6,996 and 39,841 shares, respectively)    152,500       1,260,428
   Cost of Shares Redeemed
      (30,399 and 5,494 shares, respectively)   (680,402)       (172,801)
   Reinvested Dividends
      (0 and 0 shares, respectively)                ---             ---
       (Decrease) Increase in Net Assets
          from Capital Share Transactions      (527,902)       1,087,627

         Total Decrease in Net Assets         4,482,053)        (214,691)


  NET ASSETS AT BEGINNING OF YEAR
      (605,059 and 570,712 shares outstanding, respectively)
                                               15,451,005       15,665,696

  NET ASSETS AT END OF YEAR
      (581,657 and 605,059 shares outstanding, respectively)
                                               $10,968,952     $15,451,005


  The accompanying notes are an integral part of these financial statements.

                            KENILWORTH  FUND, INC.
                             FINANCIAL  HIGHLIGHTS



                                   For the Years Ended December 31
2001      2000     1999      1998     1997   1996    1995    1994    1993a

  Selected Per-Share Data
   Net Asset Value, beginning of period. .
$25.54    $27.45   $21.91  $18.17  $15.43   $11.93   $9.64   $10.31   $10.00

    Income from Investment Operations
       Net Investment (Loss) Income.
(0.09) (0.19)    (0.12)    (0.04)  (0.05)     0.01     0.06b     0.06b    0.05
       Net Realized and Unrealized
         (Loss) Gain on Investments.
(6.59) (1.72)     6.02      3.78    3.24      3.51     2.64  (0.67)      0.31
             Total . . .
(6.68)   (1.91)    5.90    3.74   3.19    3.52    2.70   (0.61)   0.36

    Less Distributions
        From Net Investment Income . .
0.00     0.00     0.00    0.00    0.00    0.01   0.06    0.06    0.05
        From Net Realized Gains. . . .
0.00     0.00     0.36    0.00    0.45    0.01   0.35    0.00    0.00
                        Total. .
0.00     0.00     0.36    0.00    0.45    0.02   0.41    0.06    0.05

   Net Asset Value, end of period. .
$18.86   $25.54    $27.45   $21.91  $18.17  $15.43  $11.93   $9.64    $10.31

  Total Return . . . .
(26.16%) (6.96%)   26.95%   20.58% 20.67%  29.48%   28.03%  (5.95%)    7.16%c

  Ratios and Supplemental Data
   Net Assets, end of period
      (in thousands) .
$10,969  $15,451  $15,666  $12,178   $9,790  $7,222  $5,099  $3,530   $2,840
   Ratio of Net Expenses
      to Average Net Assets. . .
1.46%    1.31%     1.41%     1.42%   1.52%    1.51%  1.69%b   1.70%b   0.52%
   Ratio of Net Investment Income
      to Average Net Assets. .
(0.44%) (0.66%)   (0.52%)  (0.24%) (0.29%)   0.06%  0.54%b  0.67%b   0.65%
   Portfolio Turnover Rate . .
44.73%   43.93%    38.29%   70.28% 76.99%   73.93%  82.17%  11.78%   0.00%


  aJuly 1, 1993 (commencement of operations) to December 31, 1993 bNet of reimbursement of expenses by Advisor.
  cAnnualized.

  The accompanying notes are an integral part of these financial statements.

                    NOTES TO FINANCIAL STATEMENTS
                          December 31, 2001

     The Kenilworth  Fund, Inc., (the "Fund") is registered under the Investment
Company  Act  of  1940  as  a  no-load,  open-end,   non-diversified  management
investment company.

     1. Summary of Significant Accounting Policies

     a. The Fund is registered under the Investment Company Act of 1940 as a no-load, open- end, non-diversified management investment company. The Fund's objective is long-term capital appreciation which it seeks by investing primarily in a non-diversified portfolio of common stocks, preferred stocks, warrants to purchase common stocks, convertible bonds and fixed-income obligations of corporations and the United States government. Its books and records are maintained on the accrual basis. Securities are valued at their last sale price as reported on a securities exchange, or at their last bid price as applicable. Short term instruments are valued at cost which approximates market value. Cost amounts, as reported on the statement of net assets, are the same for federal income tax purposes. For the year ended December 31, 2001, purchases and sales of investment securities were $6,113,066 and $5,380,076 respectively.

     b. Security transactions are accounted for on the trade date and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

     Realized gains and losses from security transactions are reported on an identified cost basis.

     c. Provision has not been made for federal income tax since the Fund has elected to be taxed as a "regulated investment company" and intends to distribute substantially all its income to its shareholders and otherwise comply with the provisions of the Internal Revenue Code applicable to regulated investment companies.

     d. As of December 31, 2001 there were 10,000,000 shares of capital stock authorized.

     e. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

     2. Investment Adviser and Investment Advisory Agreement and Transactions with Related Parties:

     The Fund has signed two agreements with Institutional Portfolio Services, Ltd., ("IPS"), with whom certain officers of the Fund are affiliated. Under the terms of the first agreement (the investment advisory agreement) the Fund will pay IPS a monthly investment advisory fee at the annual rate of 1.0% of the daily net assets of the Fund. Under the terms of the second agreement (the administrative and management services agreement) the Fund will pay IPS an annual administrative and management services fee of $40,000. The advisory agreement requires the adviser to reimburse the Fund in the event that the expenses of the Fund in any fiscal year exceed 1.6%.

     3. Sources of Net Assets:

  As of December 31, 2001,  the sources of net assets were as follows:

          Fund shares issued and outstanding               $7,446,534
          Unrealized Appreciation of Investments            3,912,795
          Accumulated Undistributed Investment Loss-Net      (212,029)
                Accumulated Net Realized Loss
                  on Investment Transactions                 (178,348)
                Total                                     $10,968,952

     Aggregate Net Unrealized Appreciation as of December 31, 2001 consisted of the following:

          Aggregate gross unrealized appreciation          $4,151,260
          Aggregate gross unrealized deprecation             (238,465)
          Net unrealized appreciation                      $3,912,795

     At December 31, 2001, the Fund had tax basis capital losses of $178,348 which may be carried over to offset future capital gains. Such losses expire in 2009.

                 (THIS PAGE INTENTIONALLY LEFT BLANK)

          REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


  Board of Directors and Shareholders
  Kenilworth Fund, Inc.

     We have audited the accompanying statement of net assets of Kenilworth Fund, Inc. December 31, 2001, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period ended and the financial highlights for each of the three years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The financial highlights for the years ended December 31, 1998 and 1997, were audited by other auditors whose report dated January 8, 1999, expressed an unqualified opinion on such financial highlights.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included verification by examination of securities owned and confirmation with securities brokers as of December 31, 2001. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Kenilworth Fund, Inc. as of December 31, 2001, the results of its operations, the changes in its net assets and financial highlights for the respective stated periods, in conformity with accounting principles generally accepted in the United States of America.


  Grant Thornton LLP

  Chicago, Illinois
  January 11, 2002